

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

July 20, 2010

By U.S. Mail

Mr. Anthony J. Kamerick
Chief Financial Officer
Pepco Holdings, Inc.
701 Ninth Street NW
Washington, DC 20068

> **Re:** **Pepco Holdings, Inc.**
> **Potomac Electric Power Company**
> **Delmarva Power & Light Company**
> **Atlantic City Electric Company**
> **Forms 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File Nos. 1-31403, 1-01072, 1-01405, and 1-03559**

Dear Mr. Kamerick:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief